377 Oak Street, Suite 402

Garden City, New York 11530

July 21, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Donald Field

Re:	1847 Holdings LLC Registration Statement on Form S-1 File No. 333-259011 WITHDRAWAL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Field:

Reference is made to our letter, filed as correspondence via EDGAR on July 19, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 for 5:00 p.m., Eastern Time, on Thursday, July 21, 2022, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of that effective date.

Please contact our counsel, Jeffrey Wofford, Esq., of Carmel, Milazzo & Feil LLP, at (646) 876-0618 if you have any questions in this regard.

Best Regards,

CRAFT CAPITAL MANAGEMENT, LLC

/s/Stephen Kiront
Stephen Kiront
Chief Operating Officer